VIA EDGAR

Ms. Pearlyne Paulemon

Mr. Jeffrey Gabor

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

June 26, 2023

Re:	Bluerock Homes Trust, Inc. (the “Registrant”)

Registration Statement on Form S-11 (File No. 333-269415)

Dear Ms. Paulemon and Mr. Gabor:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Registrant respectfully requests acceleration of effectiveness of its registration statement on Form S-11, as amended (File No. 333-269415), to 11:00 a.m., Eastern Time, on June 28, 2023, or as soon as practicable thereafter.

In connection with this request, the Registrant acknowledges that:

(1) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3) the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant requests that it be notified of such effectiveness by a telephone call to Jason Emala, Chief Legal Officer of the Registrant, at (551) 223-2489, or Kathryn A. Lawrence of KVCF, PLC, outside counsel to the Registrant, at (804) 385-8981.

Very truly yours,

BLUEROCK HOMES TRUST, INC.

By: /s/ Jason Emala

Name: Jason Emala

Title: Chief Legal Officer and Secretary